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                                                              SEC File # 0-16341
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                                                                 CUSIP 821374105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-K  |_| Form 20-K  |X| Form 10-Q
|_| Form N-SAR

For Period Ended: June 30, 2002
                  -------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-K
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
         Shelbourne Properties II, Inc.
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Full Name of Registrant

Former Name if Applicable
         P.O. Box 9507, 7 Bullfinch Place, Suite 500
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Address of Principal Executive Office (Street and Number)
         Boston, MA  02114
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form

                  10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Shelbourne Properties II, Inc. (the "Company") is currently run by a management company and currently has no executive officers. As well, the Company, along with Shelbourne Properties I, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies") has entered into a stock purchase agreement with HX Investors, L.P. ("HX Investors") and Exeter Capital Corporation, the general partner of HX Investors, pursuant to which HX Investors has conducted a tender offer that, if successful, will result in HX Investors gaining control of the Board of Directors of the Company and the resignation of the members of the current Board of Directors. That tender offer is scheduled to expire at midnight on Friday, August 16, 2002. In light of those facts, the Company intends to file its quarterly report on Form 10-Q on August 19, 2002.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Richard J. McReady              (212)                 319-2623
     --------------------------     ----------------   -------------------------
              (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that a significant change in result of operations from the three months ended June 30, 2001 will be reflected by the earnings statements to be included in the subject report respecting the three months ended June 30, 2002. A narrative and quantitative explanation of the anticipated changes follows.

         Net income

         The Company incurred a net loss of $1,493,391, a decrease of $2,425,735, for the three months ended June 30, 2002 from $932,344 for the same period in 2001. This decrease in net income was primarily due to the incurrence of legal, professional and consulting fees $1,952,019. These fees were largely incurred in legal fees relating to lawsuits filed subsequent to the Transaction and the settlements of those lawsuits. The Company incurred $299,454 of interest expense on the proceeds of the initial borrowing under the Credit Facility.

         Rental Revenues

         Rental revenues decreased by $78,496, or 6%, to $1,244,039 for the three months ended June 30, 2002 from $1,322,535 for the same period in 2001. This is primarily due to a loss of rental revenue of $255,411 following the sale of Commonwealth Industrial Park on December 6, 2001. This loss was primarily offset by increased revenues at Matthews Festival of $170,230 due to the lease of space that was vacant during the same three months in 2001.

         Income

         Income (defined as rental revenues, equity income from joint ventures, interest and other income) decreased $161,003, or 6.7%, to $2,257,952 for the three months ended June 30, 2002 from $2,418,955 for the same period in 2001 primarily due to the decrease in rental revenue as a result of the sale of the Commonwealth Industrial Park property, which was partially offset by the increased income at Melrose Crossing and Matthews Festival from the lease of previously vacant space. Equity income from joint ventures decreased due to increased vacancy at the Seattle Tower property. Interest income decreased by $26,351, or 37.3% to $44,388 for the three months ended June 30, 2002 from $70,739 for the same period in 2001 due to significantly lower cash balances and lower yields on cash and cash equivalent investments.

         Costs and Expenses

         Total costs and expenses, including interest expense, for the three months ended June 30, 2002, amounted to $3,751,343, an increase of $2,264,732 as compared to $1,486,611 for the same period in 2001, primarily due to payments of approximately $2,254,000 for legal, professional and consulting fees in connection with the lawsuits and settlement of those lawsuits.

         The sale of the Commonwealth Industrial Property is primarily responsible for the slight decrease in property operating expense and management fees.

                         Shelbourne Properties II, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2002            By:
     ---------------------------     ----------------------------------
                                        Richard J. McReady
                                        Corporate Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form